UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:

SunCoke 401(k) Plan

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SunCoke Energy, Inc

1011 Warrenville Road

Suite 600

Lisle, Illinois 60532

SUNCOKE 401(k) PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the SunCoke 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held for Investment (End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 29, 2015

SUNCOKE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2014 and 2013

	2014	2013
Investments, at fair value:
Mutual funds	$77,389,329	$74,564,823
Common collective trust	20,942,622	24,407,527
SunCoke Energy, Inc. common stock	640,854	454,293

Total investments	98,972,805	99,426,643
Receivables:
Notes receivable from participants	1,615,984	1,398,565
Participant contributions receivable	33	231
Employer contributions receivable	139,568	141,116

Total receivables	1,755,585	1,539,912

Net assets available for plan benefits at fair value	100,728,390	100,966,555
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(57,768)	(43,019)

Net assets available for plan benefits	$100,670,622	$100,923,536

The accompanying notes are an integral

part of the financial statements.

SUNCOKE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2014

December 31, 2014
Additions:
Participant contributions	$3,951,584
Rollover contributions	812,321
Employer contributions	4,016,796
Net appreciation in fair value of investments	3,583,104
Dividend and interest income	2,615,129

Total additions	14,978,934
Deductions:
Distributions paid to participants	15,315,683
Administrative fees	95,611

Total deductions	15,411,294

Net decrease	(432,360)
Transfers:
Transfers from Savings Plan for Subsidiaries of SunCoke Energy, Inc.	194,997
Transfers to Savings Plan for Subsidiaries of SunCoke Energy, Inc.	(15,551)

Net Transfers	179,446
Net assets available for plan benefits, beginning of year	100,923,536

Net assets available for plan benefits, end of year	$100,670,622

The accompanying notes are an integral

part of the financial statements.

SUNCOKE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. PLAN DESCRIPTION:

The following description of the SunCoke 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. (the “Company”) covering substantially all employees of the Company and its participating subsidiaries except employees of Dominion Coal Company and collectively bargained employees of Gateway Energy and Coke Company, LLC and Haverhill North Coke Company. Participants are immediately eligible to participate; however, they must complete six months of consecutive service to be eligible for employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 80% (50% prior to January 1, 2014) of their eligible compensation, as defined by the Plan, on a pre-tax basis and/or an after-tax Roth contribution basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

All eligible participants receive employer safe harbor contributions in an amount equal to 3% of a participant’s eligible compensation. The Company makes matching contributions equal to 100% of the first 5% of eligible compensation participants contribute to the Plan as a salary deferral. In addition, the Company, at its sole discretion, may also make a profit sharing contribution to the plan. During 2014, the Company did not make a profit sharing contribution.

Participant Accounts

Participant accounts are credited with the participants’ contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.

Vesting

Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan.

Effective January 1, 2012, participants become vested in Company matching contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Effective January 1, 2011, newly hired participants become vested in profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

For participants hired prior to January 1, 2011, profit sharing contributions become 20% vested after two years of service and fully vested after three years of service.

Forfeitures

When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2014, no forfeitures were applied to reduce employer contributions and $37,352 was used to pay administrative expenses. Total unapplied forfeitures were $178,983 and $9,359 at December 31, 2014 and 2013, respectively.

Distribution of Benefits

Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000, but not in excess of $5,000, who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution, installment payments, or a partial payment. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.

A participant may also request an in-service withdrawal upon attainment of age 59 1/2, or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.

Notes Receivable from Participants (Plan Loans)

Participants may request a loan from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may only have three loans outstanding at any given time.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Certain participant initiated fees are paid by plan participants. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public entities for fiscal periods beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected not to early adopt ASU 2015-07.

C. INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2014 and December 31, 2013 that represented 5% or more of the net assets available for plan benefits:

	December 31, 2014	December 31, 2013
Dodge & Cox Stock Fund	$5,565,075	$5,530,708
Vanguard Institutional Index Fund	18,860,474	18,373,289
Vanguard Total Bond Market Index Fund Admiral Shares	6,950,173	—
Vanguard Total Bond Market Index Fund Signal Shares	—	5,863,200
Vanguard Wellington Fund Admiral Shares	7,137,121	7,255,297
BNP Paribas Pooled Trust Fund	20,942,622	24,407,527

During the year ended December 31, 2014, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2014
Mutual funds	$3,689,856
SunCoke Energy, Inc. common stock	(106,752)

Total net appreciation in fair value	$3,583,104

D. FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds—Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Common collective trust—Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Company stock—Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$44,313,965	$44,313,965	$—	$—
International equities	4,849,310	4,849,310	—	—
Balanced funds	20,776,445	20,776,445	—	—
Fixed income fund	7,449,609	7,449,609	—	—

Total mutual funds	77,389,329	77,389,329	—	—
Common collective trust	20,942,622	—	20,942,622	—
Company stock	640,854	640,854	—	—

Total	$98,972,805	$78,030,183	$20,942,622	$—

	December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$46,434,816	$46,434,816	$—	$—
International equities	4,726,982	4,726,982	—	—
Balanced funds	16,839,004	16,839,004	—	—
Fixed income fund	6,564,021	6,564,021	—	—

Total mutual funds	74,564,823	74,564,823	—	—
Common collective trust	24,407,527	—	24,407,527	—
Company stock	454,293	454,293	—	—

Total	$99,426,643	$75,019,116	$24,407,527	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

E. TAX STATUS:

The Plan has adopted the volume submitter plan document of Vanguard Fiduciary Trust Company. The volume submitter sponsor received a favorable opinion letter dated March 31, 2008 in which the Internal Revenue Service stated that the volume submitter plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2014. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2011 through December 31, 2014.

F. PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions.

G. PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

H. SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

SUNCOKE 401(k) PLAN

EIN: 90-0640593

Plan Number: 001

SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Artio Global High Income Fund; Class I	Mutual fund	**	$301,015
	Delaware Small Cap Value Fund; Institutional Class	Mutual fund	**	377,727
	Dodge & Cox International Stock Fund	Mutual fund	**	1,594,261
	Dodge & Cox Stock Fund	Mutual fund	**	5,565,075
	Dodge & Cox Income Fund	Mutual fund	**	151,756
	Invesco International Growth Fund; Class Institutional	Mutual fund	**	276,141
	Mid-Cap Index Fund Adm	Mutual fund	**	2,502,300
	Oppenheimer Developing Markets Fund Y Shares	Mutual fund	**	480,285
	PIMCO Total Return Fund; Institutional Class	Mutual fund	**	372,672
	Pimco Real Return-Institutional Class	Mutual fund	**	173,833
	REIT Index Fund Adm	Mutual fund	**	920,428
	Small Cap Index Fund Adm	Mutual fund	**	2,133,270
	T. Rowe Price Small Cap Stock Fund, Inc.; Shares	Mutual fund	**	2,639,840
	TRP Growth Stock Fund	Mutual fund	**	2,318,670
	Templeton Global Bond Fund; Advisor Class	Mutual fund	**	347,680
*	Vanguard Total International Stock Admiral	Mutual fund	**	2,978,908
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	**	6,950,173
*	Vanguard Institutional Index Fund	Mutual fund	**	18,860,474
*	Vanguard Selected Value Fund	Mutual fund	**	293,540
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	692,201
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	2,907,516
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	2,149,989
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	2,233,747
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	1,748,677
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	3,032,151
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	3,351,896
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	1,839,502
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	931,524
*	Vanguard Target Retirement 2055 Fund	Mutual fund	**	229,404
*	Vanguard Target Retirement 2060 Fund	Mutual fund	**	174,378
*	Vanguard Target Retirement Income	Mutual fund	**	1,485,460
*	Vanguard Wellington Fund Admiral Shares	Mutual fund	**	7,137,121
	Wells Fargo Advantage Discovery Fund; Investor Class	Mutual fund	**	237,715

	Total mutual funds			77,389,329
	BNP Paribas Pooled Trust Fund	Common collective trust	**	20,942,622
*	SunCoke Energy, Inc. common stock	Common stock	**	640,854

	Total investments on the statement of net assets available for plan benefits			98,972,805
*	Participant loans	(5.25%)	—	1,615,984

	Total investments on the Form 5500			$100,588,789

*	Represents a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke 401(k) Plan

(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator /s/ Gary P. Yeaw
Gary P. Yeaw

Vice President, Human Resources and Chair of the Employee Benefits and Investment Committee

DATED: June 29, 2015

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm